Exhibit 99.1

AQUADRILL LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For three months ended March 31, 2023 and 2022

(Unaudited)

(In $ millions)

	Three months ended March 31, 2023	Three months ended March 31, 2022
Operating revenues
Contract revenues	77.0	46.6
Reimbursable revenues	0.5	0.7

Total operating revenues	77.5	47.3
Operating expenses
Vessel and rig operating expenses	59.1	67.3
Depreciation	5.4	2.5
Reimbursable expenses	0.5	0.6
Selling, general and administrative expenses	8.2	2.2

Total operating expenses	73.2	72.6
Other operating items
Gain on sale of assets	—	6.0

Total other operating items	—	6.0

Operating income/(loss)	4.3	(19.3)
Financial and other items
Foreign currency exchange income/(loss)	0.1	(0.3)
Restructuring and other income/(expenses)	0.4	(0.4)
Other financial income/(expenses)	0.2	(0.1)

Total financial items, net	0.7	(0.8)

Income/(loss) before income taxes	5.0	(20.1)
Income tax (expense)/benefit	(3.6)	3.5

Net income/(loss)	1.4	(16.6)

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these condensed consolidated financial statements.

AQUADRILL LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

as of March 31, 2023 and December 31, 2022

(In $ millions)

	(Unaudited)
	March 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$50.7	$55.5
Restricted cash	4.6	4.6
Accounts receivable, net	59.6	44.5
Prepaid expenses	13.0	49.6
Income taxes receivable	15.1	14.1
Other current assets	12.0	14.8

Total current assets	155.0	183.1
Non-current assets
Drilling units, net	397.7	371.6
Deferred tax assets	18.8	20.6
Other non-current assets	4.0	4.0

Total non-current assets	420.5	396.2

Total assets	575.5	579.3

LIABILITIES AND MEMBERS’ CAPITAL
Trade accounts payable	10.6	6.3
Accrued expenses	5.5	11.5
Taxes payable	3.0	2.5
Other current liabilities	4.2	9.5

Total current liabilities	23.3	29.8
Non-current taxes payable	24.7	24.7
Other non-current liabilities	51.7	50.7

Total long-term liabilities	76.4	75.4
Commitments and contingencies (see Note 14)
Members’ Capital:
Accumulated Deficit	(90.8)	(92.2)
Common unitholders (20,000,000 units at March 31, 2023 and December 31, 2022)	566.6	566.3

Total members’ capital	475.8	474.1

Total liabilities and equity	$575.5	$579.3

See accompanying notes that are an integral part of these condensed consolidated financial statements.

AQUADRILL LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For three months ended March 31, 2023 and 2022

(Unaudited)

(In $ millions)

	Three months ended March 31, 2023	Three months ended March 31, 2022
Cash Flows from Operating Activities
Net income/(loss)	$1.4	$(16.6)
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation	5.4	2.5
Payment for long term maintenance	(9.8)	(1.6)
Deferred and other taxes	1.8	(1.2)
Share based compensation	0.3	0.3
Gain on sale of assets	—	(6.0)
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(15.1)	(7.5)
Prepaid expenses	36.6	7.8
Trade accounts payable	4.3	(1.8)
Other assets	1.5	(6.7)
Other liabilities	(9.8)	(8.1)

Net cash provided by/(used in) operating activities	16.6	(38.9)
Cash Flows from Investing Activities
Additions to drilling units	(21.4)	(9.0)
Sale of rigs and equipment	—	14.0

Net cash (used in)/provided by investing activities	(21.4)	5.0
Net cash used in financing activities	—	—

Net decrease in cash and cash equivalents	$(4.8)	$(33.9)
Cash and cash equivalents at beginning of the period	60.1	227.9

Cash and cash equivalents, including restricted cash, at the end of the period	$55.3	$194.0

See accompanying notes that are an integral part of these condensed consolidated financial statements.

AQUADRILL LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

For three months ended March 31, 2023 and 2022

(Unaudited)

(In $ millions)

	Common Units	Additional Paid-in Capital	Accumulated (Deficit) / Earnings	Total Equity/ (Deficit)
Balance at January 1, 2022	—	565.1	(61.2)	503.9

Amortization of share-based awards	—	0.3	—	0.3
Net loss	—	—	(16.6)	(16.6)

Balance at March 31, 2022	—	565.4	(77.8)	487.6

Balance at January 1, 2023		566.3	(92.2)	474.1

Amortization of share-based awards	—	0.3	—	0.3
Net income	—	—	1.4	1.4

Balance at March 31, 2023	—	566.6	(90.8)	475.8

See accompanying notes that are an integral part of these condensed consolidated financial statements.

AQUADRILL LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—General information

Background

Aquadrill LLC (“Aquadrill”, the “Company,” “we,” “us” or “our”) is a limited liability company incorporated under the laws of the Republic of the Marshall Islands. We provide offshore drilling services to the oil and gas industry. At March 31, 2023, we owned 8 offshore drilling units. Our fleet consists of drillships, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

The following discussion is intended to assist you in understanding our financial position at March 31, 2023 and December 31, 2022, and our results of operations for the three months ended March 31, 2023 and 2022.

Basis of Presentation

We prepared the accompanying condensed consolidated financial statements of Aquadrill and its subsidiaries in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial information included in this report is unaudited but, in our opinion, includes all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods presented. The December 31, 2022, Condensed Consolidated Balance Sheet data was derived from our 2022 audited consolidated financial statements, which had an unmodified opinion issued under AICPA audit standards, but does not include all disclosures required by U.S. GAAP. The preparation of our condensed consolidated financial statements requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses and disclosures of gain and loss contingencies as of the date of the financial statements. Actual results could differ from those estimates.

Basis of consolidation

The financial statements include the results and financial position of all companies in which we directly or indirectly hold more than 50% of the voting control. We eliminate all intercompany balances and transactions. We have 100% interest in Aquadrill Operating LP and its subsidiaries as well as Aquadrill Capricorn Holdings LLC and its subsidiaries.

Going concern

These condensed consolidated financial statements have been prepared on a going concern basis.

We believe that the cash on hand at March 31, 2023, in combination with our operating revenues and forecasted future cash flows, will generate sufficient cash flow to fund our anticipated working capital requirements for the next twelve months from the issuance of these financial statements. Therefore, there is no substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

We have also assessed our ability to continue as a going concern in the context of the merger with Seadrill Limited on April 3, 2023. One of these risks and uncertainties includes the results of operations or financial condition of the combined company following the merger. While this gives rise to inherent uncertainty, we do not believe that this creates any events or conditions that raise substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

Note 2—Accounting policies

The accounting policies set out below have been applied consistently to all periods in these Condensed Consolidated Financial Statements, with the exception of taxation, where effective tax rate is used to calculate the quarterly tax expense, unless otherwise noted. Please refer to Note 2– “Accounting policies” of our Consolidated Financial Statements from our audited Annual Financial Statements for the year ended December 31, 2022, for the discussion of our significant accounting policies.

Revenue from contracts with customers

We enter into bareboat charter contracts with our Master Service Agreement (“MSA”) Managers for most of our drilling rig fleet to provide the drilling rig to our MSA Manager. Our MSA Managers enter into a contract for drilling services with the third-party customer for a specific drilling rig and our MSA Manager will provide the crew and all related services required by the drilling contract. Our bareboat charter contracts provide the use of the specified drilling rig for a term that typically matches the term of the drilling contract with the third-party customer. The specific structure of the bareboat charter will vary depending on the regulatory requirements and the most cost-efficient structure for the jurisdiction of the drilling operations.

The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract with a customer. Consideration received for performing these activities may consist of day rate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services as a single performance obligation that is (i) satisfied over time and (ii) comprised of a series of distinct time increments of service.

We recognize revenues for activities that correspond to a distinct time increment of service within the contract term in the period when the services are performed. We recognize consideration for activities that are (i) not distinct within the context of our contracts and (ii) do not correspond to a distinct time increment of service, ratably over the estimated contract term.

We determine the total transaction price for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, we consider whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. We reassess these estimates each reporting period as required. Refer to Note 4 – “Contracts with customers”.

Our drilling contracts contain a lease component and we have elected to apply the practical expedient provided under ASC 842 to not separate the lease and non-lease components and apply the revenue recognition guidance in ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Our drilling services provided under each drilling contract is a single performance obligation satisfied over time and comprised of a series of distinct time increments, or service periods. Total revenue is determined for each individual drilling contract by estimating both fixed and variable consideration expected to be earned over the contract term. Fixed consideration generally relates to activities such as mobilization revenue and demobilization revenue that are not distinct performance obligations within the context of our contracts and is recognized on a straight-line basis over the contract term. Variable consideration generally relates to distinct service periods during the contract term and is recognized in the period when the services are performed.

The amount estimated for variable consideration is only recognized as revenue to the extent that it is probable that a significant reversal will not occur during the contract term. We have applied the optional exemption afforded in ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), and have not disclosed the variable consideration related to our estimated future day rate revenues. These agreements have remaining terms ranging up to 15 months which may be extended by the MSA manager if their customer contract is extended.

Dayrate drilling revenue—Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment service it relates to. Revenue is recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization revenue—We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract. The associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.

Demobilization Revenue—We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception and recognized over the term of the contract. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received. For example, the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, as described above, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions.

Revenues Related to Reimbursable Expenses—We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received, and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer, at a point in time, as “Reimbursable revenues” in our Consolidated Statements of Operations.

Deferred Contract Costs—Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract.

Note 3—Recent accounting standards

The company did not adopt any new accounting policies in the three months ended March 31, 2023 or March 31, 2022.

Recently issued accounting standards

There are no recently issued ASUs by the FASB that we have not yet adopted but which could materially affect our Consolidated Financial Statements and related disclosures in future periods.

Other accounting standard updates issued by the FASB

As of the date these financial statements are issued, the FASB have issued several further updates not included above. We do not currently expect any of these updates to materially affect our Consolidated Financial Statements and related disclosures either on transition or in future periods.

Note 4 – Contracts with customers

The following table provides information about receivables and contract liabilities from our contracts with customers:

(In $ millions)	As of March 31, 2023	As of December 31, 2022
Accounts receivable, net	59.6	44.5
Current contract liabilities (deferred revenues) (1)	2.4	3.8

(1)

Current contract liabilities balances are included in “Other current liabilities” in our Condensed Consolidated Balance Sheets at March 31, 2023 and December 31, 2022 and are primarily related to deferred mobilization revenues that will be recognized as mobilization revenue over the contract term.

Changes in contract liabilities during the period are as follows:

(In $ millions)	As of March 31, 2023	As of December 31, 2022
Contract liabilities at start of period	3.8	5.6
Decrease due to amortization of revenue that was included in the beginning contract liability balance	(1.4)	(5.6)
Increase due to cash received, excluding amounts recognized as revenue	—	3.8

Contract liabilities at end of period	2.4	3.8

The deferred revenues balance of $2.4 million reported in “Other current liabilities” at March 31, 2023 is expected to be realized within the next twelve months.

There were $5.1 million of contract assets at March 31, 2023 and $3.6 million of contract assets at December 31, 2022 reported in “Other current assets”.

Note 5 – Taxation

The income tax expense was $3.6 million for the three months ended March 31, 2023 and income tax benefit was $3.5 million for the three months ended March 31, 2022. The income tax benefit was primarily due to changes to valuation allowances.

Our effective tax rate was 72.0% for the three months ended March 31, 2023 and (17.4)% for the three months ended March 31, 2022.

Note 6 – Other operating items

During the three months ended March 31, 2023, we did not recognize a gain on sale of assets. During the three months ended March 31, 2022, we recognized a gain on sale of assets of $6.0 million from sale of the Leo.

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. During the first quarter of 2023 and 2022, no impairment triggering events were identified, and as such the Company determined no impairments were necessary for these periods.

Note 7 – Restricted cash

Restricted cash at March 31, 2023 and December 31, 2022 consists of $0.7 million for cash held as collateral for a guarantee with DNB Bank ASA to provide security for the payment, discharge and performance of secured obligations, $0.5 million held in the Segregated Account related to the MSA Settlement Order related to the Chapter 11 proceedings, $2.3 million for bankruptcy related costs, $0.6 million for cash that has been frozen in Nigeria for the ongoing tax audit for services provided by the Capella and $0.5 million related to the Energy Drilling MSA.

Note 8 – Accounts receivable, net

We had accounts receivable, net of $59.6 million and $44.5 million as of March 31, 2023 and December 31, 2022, respectively. Such receivables were the result of payments due under long-term contracts with a limited number of counterparties, net of reimbursable expenses to certain MSA managers and customer disputes, all of which are investment grade and have no history of default under the current contracts. We assess the credit risk associated with these counterparties based on the default rates of similarly rated companies. Based on the analysis performed we concluded that any allowance for credit losses was immaterial to the financial statements at March 31, 2023 and December 31, 2022.

There was no movement in the allowance for expected credit losses balance in the period.

Note 9 – Drilling units

The below table shows the gross value and net book value of our drilling units at March 31, 2023 and December 31, 2022.

(In $ millions)	Cost	Accumulated depreciation	Net Book Value
Opening balance at December 31, 2022	393.4	(21.8)	371.6
Additions	31.5	—	31.5
Depreciation	—	(5.4)	(5.4)

Closing balance at March 31, 2023	424.9	(27.2)	397.7

Depreciation related to our drilling units was $5.4 million and $2.5 million, during the three months ended March 31, 2023 and March 31, 2022.

The drilling unit balance is inclusive of construction in progress relating to machinery and equipment with a carrying value of $1.1 million at March 31, 2023 and a carrying value of $0.7 million at December 31, 2022.

Note 10 – Other liabilities

Other liabilities are comprised of the following:

(In $ millions)	As of March 31, 2023	As of December 31, 2022
Employee and business withheld taxes, social security and vacation payment	1.6	1.8
VAT payable	—	3.7
Deferred mobilization/demobilization revenues (see Note 4 – “Contracts with customers”)	2.4	3.8
Current lease liability	0.2	0.2

Total other current liabilities	4.2	9.5
Uncertain tax position	51.7	50.6
Long-term lease liability	—	0.1

Total other non-current liabilities	51.7	50.7

Total other liabilities	55.9	60.2

Note 11 – Share-based compensation

On the Effective Date, we established the Aquadrill LLC 2021 Long-Term Incentive Plan (the “2021 LTIP”). At the Effective Date, an aggregate of 1,052,631 common units were authorized and reserved for issuance pursuant to the 2021 LTIP. On May 24, 2021, our Board of Directors approved the issuance of 27,359 Restricted Stock Units (“RSUs”) to each of the four Company directors to vest over a three-year period.

The RSUs are valid for one common unit of the Company. A majority of the awards were determined to be equity-classified; however, a portion of these awards were initially able to be cash settled, resulting in liability classification. On September 21, 2021, the Board approved an amendment to certain RSU Award Agreements issued under the 2021 LTIP such that the form of settlement is at the discretion of the Committee rather than at the discretion of the grantee. The amendment removes the optionality for cash or equity settlement and requires all awards to be settled in Company common units, or in cash at the option of the Committee. Upon the Board’s approval of the amendment, the awards were remeasured at the modification-date fair value and will be accounted for as an equity-classified award going forward, so long as there are no further changes to the award. The previously liability classified RSUs were reclassified to equity as part of the modification.

The fair value of the awards is based on the fair value of the underlying common units on the Effective Date (the “Award Date”) as well as September 21, 2021 (the “Modification Date”). The fair value of the equity awards issued was $2.0 million on the Award Date, and the fair value of the liability awards was $1.3 million on the Award Date. The awards vest over a period of three years (25% in each of the first two years and 50% in the third year). Note that the incremental compensation cost due to the modification was less than $0.1 million. The fair value of the awards is based on the fair value of the underlying common units at a 1 to 1 ratio, and as such the fair value of one award equals the fair value of one common unit. The fair value of the common units was calculated at the Award Date and the Modification Date utilizing the income approach of valuation, plus cash on hand to determine the Company’s total Enterprise Value, divided by the total common units outstanding to arrive at a per unit fair value. As part of the utilization of the income method of valuation, the Company utilized a risk-free rate equal to the yield of the US Treasury composite with 20-years to maturity. As the fair value of the awards relies on the underlying value of our common units, the volatility of our common units will affect the fair value of the awards. The volatility of the common units is closely related to our operations, which the Company estimates utilizing expected volatility in the analysis of the fair value of the common units. On the Modification Date the liability awards were remeasured as equity awards and had a fair value of $1.3 million. The weighted average remaining term of these awards is 1.5 years as of March 31, 2023. No shares were exercised for the period ended March 31, 2023 and 2022.

On March 1, 2022, pursuant to the terms of the 2021 LTIP, we adopted and established an unfunded bonus plan for employees and contractors of the Company by offering long term incentives which is known as the Aquadrill LLC 2022 Phantom Equity Plan (the “Phantom Equity Plan”). The Phantom Equity Plan is designed to attract and retain highly qualified employees and contractors by aligning the interests of those employees and contractors with the financial success of the Company. The Phantom Equity Plan involves the payment of cash or consideration in the currency of a future change of control of the Company based certain events as defined in the Phantom Equity Plan and elections made by the Company’s common unitholders and is based on value of the Phantom Equity of the Company as of the applicable Distribution Event. Total awards granted under the Phantom Equity Plan were 675,700. The awards vest over a period of five years with vesting in equal installments of 20% on each of the first five anniversaries of the legal grant date or upon a change in control of the Company and are payable on the Payment Date (defined in the Phantom Equity Plan as the date on which the Participant will receive a distribution of their vested account balance in connection with a Distribution Event. With respect to a Distribution Event other than a change in control, the Payment Date shall be December 15 in the year in which the event occurs. If the event is a change in control, the participant’s Payment Date shall be the same date that the Company’s selling shareholders receive consideration for the sale of their Common Units (including any amount which is placed in escrow or otherwise held back), in accordance with Section 409A of the Code.).

On May 25, 2022, pursuant to the terms of the 2021 LTIP, our Board of Directors approved the issuance of 3,167 RSUs to each of the four non-executive directors with a third of the awards vesting on the first anniversary and two thirds of the awards vesting on the second anniversary. The fair value of these awards was $0.4 million on the Award Date. The RSUs are valid for one common unit of the Company.

$0.3 million in compensation expense related to the RSU awards is recognized in “Selling, general and administrative expenses” on our Consolidated Statements of Operations, for the three months ended March 31, 2023 and 2022. Due to the change in control performance condition, the exercise of the Phantom awards is not deemed to be probable until it occurs, and as such, compensation cost associated with the Phantom Awards will not be recognized until a change in control occurs.

The following table summarizes unvested activity during the three months ended March 31, 2023, and 2022 for RSUs under our 2021 LTIP:

Director RSUs
Nonvested awards at January 1, 2022	109,436
Awards granted	—
Awards vested	—
Awards forfeited (recognized as forfeited)	—

Nonvested awards at March 31, 2022	109,436

Nonvested awards at January 1, 2023	94,745
Awards granted	—
Awards vested	—
Awards forfeited (recognized as forfeited)	—

Nonvested awards at March 31, 2023	94,745

Note 12 – Risk management and financial instruments

We are exposed to various market risks, foreign currency exchange and concentration of credit risks. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by the Board and Audit Committee.

Foreign currency risk

We use the U.S. Dollar as the functional currency of all our subsidiaries because the majority of our revenues and expenses are denominated in U.S. Dollars. Therefore, we also use U.S. Dollars as our reporting currency.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign currency exchange loss”; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company’s revenues and expenses which are denominated in foreign currencies.

We do not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.

Credit risk

We have financial assets, including cash and cash equivalents and other receivables. These assets expose us to credit risk arising from possible default by a counterparty. Our counterparties primarily include our customers and MSA managers, which are international oil companies, national oil companies or large independent companies. We consider these counterparties to be creditworthy and do not expect any significant loss due to credit risk. We do not demand collateral from our counterparties in the normal course of business. Credit risk is also considered as part of our expected credit loss provision.

Concentration of credit risk

There is also a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Citibank, Bank BRI and DNB. We consider these risks to be remote given the investment grade credit rating of these banks. We consider these risks to be remote, but, from time to time, we may utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers.

Off balance sheet credit exposure

The Company does not have any off-balance sheet credit exposure for the three months ended March 31, 2023 and the year ended December 31, 2022.

Note 13 – Fair value measurement

Fair value of financial assets and liabilities measured at amortized cost

The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as of March 31, 2023, and December 31, 2022, are as follows:

	March 31, 2023		December 31, 2022
(In $ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	50.7	50.7	55.5	55.5
Restricted cash	4.6	4.6	4.6	4.6

Level 1

The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value.

Level 2

Fair value considerations on non-recurring transactions

Certain classes of our assets and liabilities are required to be measured at fair value on a nonrecurring basis in accordance with U.S. GAAP. Level two inputs are significant other observable inputs, including direct or indirect market data for similar assets or liabilities in active markets or identical assets or liabilities in less active markets.

Level 3

Unobservable inputs for which there is little or no market data available. These inputs reflect management’s assumptions of what market participants would use in pricing the asset or liability. Generally, we record assets at fair value on a nonrecurring basis as a result of impairment charges. There were no impairment charges recorded on long-lived assets in three months ending March 31, 2023 and 2022.

Note 14 – Commitments and contingencies

Legal Proceedings

From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. Our best estimate of the outcome of the various disputes has been reflected in these financial statements as of March 31, 2023, and as of December 31, 2022.

Nigerian Cabotage Act litigation

Aquadrill Mobile Units (Nigeria) Limited, formerly known as Seadrill Mobile Units Nigeria Ltd (“SMUNL”) commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Act”). On June 28, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of “Coastal Trade” or “Cabotage” under the Act and (2) Drilling Rigs fall within the definition of “Vessels” under the Act. The impact of this decision is that the Nigerian Maritime Administration and Safety Agency (“NIMASA”) may impose a 2% surcharge on contract revenue from offshore drilling operations in Nigeria as well as requiring SMUNL register for Cabotage with NIMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Act. However, on July 22, 2019, SMUNL filed an appeal to the Court of Appeal challenging the decision of the Federal High Court. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos we anticipate a decision within five years.

Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position and results of operations and cash flows. Accordingly, no loss contingency has been recognized within the Condensed Consolidated Financial Statements.

Other claims or legal proceedings

We are not aware of any other legal proceedings or claims that we expect to have, individually or in the aggregate, a material adverse effect on the Company.

Commitments

We had no material lease commitments or unconditional purchase obligations at March 31, 2023 and December 31, 2022.

As of March 31, 2023, we have received $19.6M of funding requests from our rig managers which we expect to fund within 30 days after the end of the balance sheet date. There were no outstanding funding requests as of March 31, 2022.

Guarantees

We have issued performance guarantees under our bank guarantee facility with DNB Bank ASA in favor of third parties as beneficiaries totaling $0.8 million. As of March 31, 2023, and December 31, 2022, we have not recognized any liabilities for these guarantees, as we do not consider it is probable for the guarantees to be called.

Note 15 – Acquisition of the company

On December 22, 2022, Aquadrill entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seadrill Merger Sub, LLC (“Merger Sub”), providing for the acquisition of Aquadrill by Seadrill. Seadrill Merger Sub, LLC is a 100% subsidiary of Seadrill Limited (“Parent” or “Seadrill”), an exempted company limited by shares incorporated under the laws of Bermuda and was incorporated on October 15, 2021. Pursuant to the terms of the Merger Agreement, Aquadrill merged with and into Seadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

Note 16 – Subsequent events

For the purposes of these financial statements, the Company has evaluated the subsequent events through June 21, 2023.

On April 3, 2023 (the “Closing Date”), Aquadrill completed the Merger with Seadrill pursuant to the Merger Agreement, dated December 22, 2022, for a total purchase price of $1,243.0 million consisting primarily of Seadrill stock, and became a wholly owned subsidiary of Parent.

Pursuant to the terms and conditions of the Merger Agreement, at or immediately prior to, as applicable, the effective time of the Merger (the “Effective Time”), among other things:

•

Each common unit representing a membership interest of Aquadrill (each, an “Aquadrill Common Unit”) that was issued and outstanding was converted into the right to receive 1.41295 Seadrill common shares, par value $0.01 per share (the “Seadrill Common Shares”).

•	Each Aquadrill restricted settlement unit award that was outstanding (“Aquadrill RSUs”) was cancelled in exchange for the right to receive 1.41295 Seadrill Common Shares.

•	Each Aquadrill phantom appreciation right that was outstanding was cancelled in exchange for the right to receive 0.70101 Seadrill Common Shares, net of applicable tax withholding.

•	Each Aquadrill phantom common unit award that was outstanding was cancelled in exchange for the right to receive 1.41295 Seadrill Common Shares, net of applicable tax withholding.

In each of the above cases, cash will be exchanged in lieu of any fractional shares that otherwise would have been issued.

Certain holders of Aquadrill RSUs elected to receive cash from Aquadrill in lieu of Seadrill Common Shares pursuant to the Merger Agreement. Aquadrill paid approximately $1.3 million of cash in connection with such elections. As a result of the foregoing, and the issuance of Seadrill Common Shares pursuant to the termination of the Aquadrill sale bonus award agreement, Seadrill issued an aggregate of 29,866,505 Seadrill Common Shares in the Merger to former Aquadrill unitholders and equity award holders.

Subsequent to period-end, the Company entered into definitive sale and purchase agreements under which it will sell the tender-assist units known as the West Vencedor, T-15 and T-16 (the “Tender-Assist Units”) to certain affiliates of Energy Drilling Pte. Ltd. for aggregate cash proceeds of approximately $85.0 million (the “Transaction”). The Transaction is subject to customary closing conditions and is expected to close in early Q3 2023.